Exhibit A-7
(Unaudited)

Nicor Energy Ventures Company
Consolidating Statement of Operations
For the Year Ended December 31, 2002
(Millions)

	Nicor Energy	Nicor	Nicor Energy		Adjustments
	Ventures	Enerchange	Services	Other	and
	Company	L.L.C.	Company	Subsidiaries	Eliminations	Consolidated

Operating revenues	$—	$5.9	$40.0	$5.7	$(0.3)	$51.3

Operating expenses
Cost of gas	—	—	—	—	—	—
Operating and maintenance	0.2	2.6	32.2	8.8	(0.3)	43.5
Depreciation	0.2	0.1	0.2	—	—	0.5
Taxes, other than income taxes	—	—	0.2	—	—	0.2
Property sales (gain) loss	—	—	—	(0.1)	—	(0.1)

	0.4	2.7	32.6	8.7	(0.3)	44.1

Operating income	(0.4)	3.2	7.4	(3.0)	—	7.2

Equity investment income	0.9	—	—	(9.3)	—	(8.4)

Other income (expense)
Income from continuing subsidiaries	(1.4)	—	—	—	1.4	—
Other, net	—	—	—	(0.1)	—	(0.1)

	(1.4)	—	—	(0.1)	1.4	(0.1)

Interest expense, net of amounts capitalized	0.2	0.3	—	0.2	—	0.7

Income (loss) before income taxes	(1.1)	2.9	7.4	(12.6)	1.4	(2.0)
Income taxes	0.1	1.2	2.9	(5.0)	—	(0.8)

Net income (loss)	$(1.2)	$1.7	$4.5	$(7.6)	$1.4	$(1.2)

Note:	Subsidiaries combined under “Other Subsidiaries” in Exhibits A-4 through A-9 aggregate less than 2% of Nicor Inc. consolidated assets or consolidated revenue.